UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 13995

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 CLARENDON STREET
(No. and Street)

BOSTON, MA 02116
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DECLAN O'BEIRNE   (617)572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET, BOSTON, MA 02116
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.



12014086

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___DECLAN O'BEIRNE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SIGNATOR INVESTORS, INC._____ , as of ___DECEMBER 31_____ , 20__11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
Title

_____
Notary Public   2.27-12

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ℲℲ ERNST & YOUNG

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT AS OF

DECEMBER 31, 2011
(Date)

SIGNATOR INVESTORS, INC.
(Name of respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Christopher Maryanopolis
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents



ᴈ! ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: 617-266-2000
Fax: 617-266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying statement of financial condition of Signator Investors, Inc., (the Company) as of December 31, 2011, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2012

Signator Investors, Inc.

Statement of Financial Condition

December 31, 2011
(In thousands except share amounts)

Assets

Cash and cash equivalents	$	11,892
Commissions, 12b-1, and advisory fees receivable		5,957
Receivable from broker-dealers and clearing firm		50
Accounts receivable		1,191
Due from affiliated companies		385
Investments		256
Prepaid expenses and other current assets		307
Deferred income taxes, net		2
Total assets	$	20,040

Liabilities and shareholder's equity

Accounts payable and accrued expenses	$	494
Commissions payable		6,914
Accrued compensation		1,292
Due to affiliated companies		2,186
Total liabilities		10,886

Shareholder's equity:		
Common stock, par value $1.00 per share; authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		8,120
Accumulated earnings		1,033
Total shareholder's equity		9,154
Total liabilities and shareholder's equity	$	20,040

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Income

Year Ended December 31, 2011
(In thousands)

Revenues

Selling commissions	$	99,605
Rule 12b-1 service fees		24,175
Investment advisory service fees		29,056
Administration fees		2,067
Marketing reimbursement fees		2,601
Other		636
Total revenues		158,140

Expenses

Selling commissions paid to representatives	87,873
Rule 12b-1 service fees paid to representatives	19,386
Investment advisory service fees paid representatives	26,267
Legal expenses	454
Other selling, general, and administrative expenses	20,057
Total expenses	154,037

Net income before income tax expense		4,103
Income tax expense		(1,503)
Net income	$	2,600

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011
(In thousands)

	Common Stock		Additional Paid-In Capital		Earnings		Total Shareholder's Equity
Balance at January 1, 2011	$	1	$	9,623	$	(657)	$ 8,967
Net income	-		-		2,600		$ 2,600
Share-based payments	-		87		-		$ 87
Dividend paid to parent company	-		(1,590)		(910)		$ (2,500)
Balance at December 31, 2011	$	1	$	8,120	$	1,033	$ 9,154

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Cash Flows

Year Ended December 31, 2011
(In thousands)

Cash flows from operating activities		
Net income	$	2,600
Adjustments to reconcile net income to cash provided by operating activities:		
Deferred income taxes, net		308
Change in operating assets and liabilities:		
Commissions, 12b-1, and advisory fees receivable		(629)
Accounts receivable		(721)
Due to/from affiliated companies		355
Prepaid expenses and other current assets		(112)
Commissions payable		(57)
Net cash provided by operating activities		1,744
Cash flows from investing activities		
Purchases of investments		(167)
Net cash used in investing activities		(167)
Cash flows from financing activities		
Share-based payments from parent company		87
Dividend paid to parent company		(2,500)
Net cash used in financing activities		(2,413)
Net decrease in cash and cash equivalents		(836)
Cash and cash equivalents at beginning of year		12,728
Cash and cash equivalents at end of year	$	11,892
Supplemental cash flow disclosures		
Income tax payments paid to parent company	$	(1,411)

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Notes to Financial Statements

Year Ended December 31, 2011

1. Organization and Description of Business

Signator Investors, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act), a member of the Financial Industry Regulatory Authority (FINRA), and a registered investment adviser under the Investment Advisers Act of 1940. The Company was incorporated in the state of Delaware on May 7, 1968 and is a wholly-owned subsidiary of John Hancock Financial Network, Inc., ("JHFN"), a Massachusetts domiciled corporation. JHFN, in turn, is an indirect wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A), ("JHUSA"), a Michigan domiciled insurance corporation. Lastly, JHUSA is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("Manulife"), a publicly traded Canadian corporation, whose shares trade in the New York Stock Exchange under the ticker symbol "MFC".

The Company is the retail broker-dealer for John Hancock's distribution network of independent firms. The Company offers a full range of variable insurance products, fee-based investment advisory services, and general securities through its registered representatives. A significant portion of the Company's revenue is derived from the sales of financial products of Manulife, John Hancock, and their respective affiliates.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Investments

As of December 31, 2011, the Company owned $256,096 in proprietary investments. These investments are held at the Company's clearing firm, National Financial Services LLC.

Of the $256,096, the Company owns $73,271 of investments, consisting of registered products, which are carried at fair market value with unrealized gains/losses included in net income on the statement of income.

In September 2011, the Company invested $180,000 in its new managed account platform, John Hancock Portfolio Solutions. The Company invested $10,000 in each of the eighteen portfolio options. The purpose of the investment was to track the performance of these portfolio offerings. These investments, primarily consisting of registered products are being carried at fair market value. As of December 31, 2011 the fair market value of the registered products was $182,825.

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income. There was no depreciation expense in the current year and all office equipment has been fully depreciated prior to 2011.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with FASB Accounting Standard Codification 740-10, *Accounting for Income Taxes* ("ASC 740").

Revenue Recognition

Selling commissions are recorded on trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees received in advance are deferred and amortized as earned over the term of the advisory period. Investment advisory service fees received in arrears are recorded as earned over the term of the advisory period. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Fair Value Measurements

FASB Accounting Standard Codification 820, *Fair Value Measurements* ("ASC 820-10") established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (continued)

The following is a summary of the inputs used as of December 31, 2011 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Cash Equivalents	Investment in Securities	Total
	(In thousands)		
Level 1	$11,733	$256	$11,989
Total	$11,733	$256	$11,989

3. Related-Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by John Hancock and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Soliciting Dealer Agreement

As a retail broker-dealer, the Company has a Soliciting Dealer Agreement (the "Soliciting Agreement") with John Hancock Funds, LLC (Funds, LLC), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of John Hancock. Under the Soliciting Agreement, the Company serves as a broker-dealer for the Funds, LLC and provides a retail dealer network using agents of Signator Insurance Agency ("SIA") to sell shares of the Funds, LLC. The Company received a marketing reimbursement fee from Funds, LLC which totaled $431,000 for the year ended December 31, 2011. Of this total, $306,000 is included in marketing reimbursement fees, and $125,000 as a contra expense in other selling, general, and administrative expenses on the statement of income.

3. Related-Party Matters (continued)

Distribution Plan Service Agreement

The Company has a Distribution Plan Service Agreement (the "DPS Agreement") with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $3,686,000 for the year ended December 31, 2011. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $3,974,000 for the year ended December 31, 2011. These amounts are included in selling commissions, and rule 12b-1 services fees, respectively, on the statement of income.

The Distribution Agreement

The Company distributes annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. As part of the distribution agreement, the Company retains 10% of the annuity revenue associated with JHUSA and JHNY. For the year ended December 31, 2011 the Company included $23,241,000 in such selling commissions, and incurred $20,916,000 in related selling commission expenses.

John Hancock Life Insurance Company (U.S.A)

The Company entered into an Administrative Service Agreement (the "Agreement") in September 2010 with JHUSA. The Agreement allows the Company to utilize the personnel, services, and facilities of JHUSA. The charge to the Company for such services, and facilities includes all direct and directly allocable expenses, reasonably and equitably determined to be attributable to the Company by JHUSA, plus a reasonable charge for direct overhead, the amount of such charge for overhead is agreed upon by the parties from time to time. The costs associated with the Agreement are included in other selling, general, and administrative expenses on the statement of income.

Due From/To Affiliated Companies

Due from affiliated companies reported on the statement of financial condition includes $344,000 for commissions and Rule 12b-1 service fee revenue, $25,000 in marketing reimbursement fees due from Funds, LLC, and $16,000 in other commission amounts related to group annuities due from JHUSA.

Signator Investors, Inc.

Notes to Financial Statements (continued)

Year Ended December 31, 2011

3. Related-Party Matters (continued)

Due to affiliated companies reported on the statement of financial condition includes $2,138,000 payable to JHUSA for reimbursement associated with the utilization of personnel, services, and facilities and $48,000 payable to the Manufacturers Life Insurance Company ("MLI") for reimbursement of restricted share unit compensation paid to certain officers of the Company.

Other Related-Party Matters

As mentioned, the Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company. Rent expense amounted to $265,000 for the year ended December 31, 2011 and is included in other selling, general, and administrative expenses on the statement of income.

As more fully described in Note 7, the Company participates in a defined benefit pension plan, a non-qualified pension plan and a defined benefit post-retirement plan sponsored by The Manufacturers Investment Corporation ("MIC"), an affiliated company of Manulife. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by MIC.

Certain directors and officers of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, MFC Global Investment Management (U.S.) LLC, subsidiaries, JHUSA, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers and MFC Global Investment Management (U.S.) LLC are subsidiaries of The Berkeley Group, and all are indirect wholly owned subsidiaries of JHUSA.

Notes to Financial Statements (continued)

Year Ended December 31, 2011

4. Income Taxes

The reconciliation of the income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax expense recorded on the statement of income is as follows:

	2011
	(In thousands)
Tax at U.S. statutory rates	$ 1,436
State income taxes, net of Federal tax benefit	49
Nondeductible expenses, including meals and entertainment	7
True up of prior years taxes to tax provision	11
	$ 1,503

Significant components of income tax expense are as follows:

	2011
	(In thousands)
Current:	
Federal	$ 1,139
State	56
Total current	1,195
Deferred:	
Federal	290
State	18
Total deferred	308
Total current and deferred	$ 1,503

The Company paid subsidiaries approximately $1,411,000 in Federal taxes in 2011. The Company received approximately $72,000 in State tax refunds from subsidiaries for 2011.

4. Income Taxes (continued)

Significant components of the Company's recognized gross deferred tax assets as of December 31, 2011 are as follows:

	2011 (In thousands)
Deferred tax asset:	
Book over tax depreciation	$ 2
Total deferred tax asset	$ 2

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

The Company's common parent John Hancock Financial Corporation (f/k/a John Hancock Holdings Delaware LLC "JHHLLC") merged with Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

For the legacy JHHLLC prior to 2010, the IRS has completed its examinations for years 1997 through 2001 and issued statutory notices of deficiency. The Company's common parent filed a petition in U.S. Tax Court contesting the statutory notice of deficiencies. The U.S. Tax Court trial was completed in 2011 with post trial briefs due in 2012. These years will remain open until the case in U.S. Tax Court is settled. For years, 2002-2006, the Company's common parent has filed protest with the IRS Appeals Division and the appeals process continues. Returns for all other subsequent years have not been examined.

Management has reserved for potential adjustments to the provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Management believes that the final outcome of these examinations or agreements will not have a material affect on the results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period it is determined the liabilities are no longer necessary. If management's estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

5. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1(a)(ii) of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital may fluctuate on a daily basis. At December 31, 2011 the Company had net capital, as defined, of $6,872,000. The minimum net capital requirement at December 31, 2011 was $250,000.

6. Employee Benefit Plans

All full-time employees of the Company may participate in the benefits program sponsored by JHUSA. The Company is charged 18.25% of eligible salaries which covers numerous payroll and benefit related expenses. The aforementioned expense charge is standard throughout the John Hancock complex and covers the following: payroll taxes, group life insurance, long-term disability, AD&D, non-qualified deferred compensation, Global Share Ownership Program (GSOP), and 401(k) matching contributions. In 2011, the benefit program charge to the Company was $1,121,000 which is included in other selling, general and administrative expenses in the statement of income.

All full time employees of the Company participate in either a defined benefit pension plan (the "Plan"), or a defined contribution plan sponsored by MIC. On January 1, 2002, the Plan was converted to a cash balance plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participated in MIC's non-qualified pension plan (the "Non-Qualified Plan") for the period ended December 31, 2011. The Non-Qualified Plan is unfunded and provides certain employees with defined pension benefits in excess of limits imposed by the Federal tax law. Effective December 31, 2010 the sponsorship of the Non-Qualified Plan was transferred from JHUSA to MIC. As a result, for the year ended December 31, 2011, MIC allocated no pension expense to the Company for the Non-Qualified Plan. Information reflecting the components of net periodic pension cost, attributable to the Company is not segregated within the Non-Qualified Plan.

Signator Investors, Inc.

Notes to Financial Statements (continued)

Year Ended December 31, 2011

6. Employee Benefit Plans (continued)

The Company participated in a defined benefit post-retirement plan (the "Post-Retirement Plan") sponsored by MIC that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. Effective December 31, 2010 the sponsorship of the Post-Retirement Plan was transferred from JHUSA to MIC. As a result, for the year ended December 31, 2011, MIC allocated no post-retirement expense to the Company for the Post-Retirement Plan. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company can immediately participate in a defined contribution plan, the Investment-Incentive Plan for John Hancock Employees. A participant may make basic pre-tax or Roth contributions of 1% to 4% of eligible compensation by means of regular payroll deductions. The Company matches 100% of the participant's basic pre-tax or Roth contributions. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2011 which is included in other selling, general and administrative expenses in the statement of income.

The Company offers post employment benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. Effective December 31, 2010 the sponsorship of the post employment benefits was transferred from JHUSA to MIC. As a result, there was no liability recognized in the financial statements as of December 31, 2011.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of Manulife common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options, as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options.

Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. For the year ended December 31, 2011, the Company was allocated compensation expense of $87,000, a non cash share-based payment, as the result of stock or option grants under the plan which is included in other selling, general and administrative expenses in the statement of income.

6. Employee Benefit Plans (continued)

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan ("GSOP"). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2011 which is included in other selling, general and administrative expenses in the statement of income.

7. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of any pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact certain aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

8. Subsequent Events

Events occurring through February 27, 2012 have been considered for purposes of both accrual and disclosure as required by the accounting pronouncements addressing events subsequent to the statement of financial condition date.

16

Supplemental Information

Signator Investors, Inc.

Schedule I – Computation of Net Capital Pursuant To Rule 15c3-1 of The Securities and Exchange Commission

December 31, 2011

		(In thousands)
COMPUTATION OF NET CAPITAL		
Total ownership equity (from statement of financial condition)	$	9,154
Deductions and/or charges:		
Nonallowable assets:		
12b-1 fees receivable in excess of 12b-1 fees payable		194
Advisory fees receivable in excess of related fees payable		245
Due from affiliated companies		73
Prepaid expenses, deferred income taxes, and other		1,490
Securities not readily marketable		8
Unsecured debits		9
Total nonallowable assets	$	2,019
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		7,135
Haircuts on securities		263
NET CAPITAL	$	6,872
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT		
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250
Net capital requirement (greater of above amounts)	$	250
Excess net capital over requirement	$	6,622

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	*$6,764*
Audit adjustments to record additional revenues and expenses	*139*
Audit adjustments to non allow assets per SEA Rule 15c3-1	*(31)*
Net capital per above	*$6,872*

Signator Investors, Inc.

Schedule II– Statement Pursuant SEC Rule 15c3-3 of
The Securities And Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c-3-3 under the provision of paragraph (k)(2)(ii) of the Rule at December 31, 2011.

Supplementary Report of Independent
Registered Public Accounting Firm



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Ernst & Young LLP
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Boston, MA 02116

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Signator Investors, Inc.

In planning and performing our audit of the financial statements of Signator Investors, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

19

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Signator Investors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Signator Investors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Signator Investors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Signator Investors Inc.'s management is responsible for Signator Investors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system noting no differences;

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports, if any, for the fiscal period from January 1, 2011 through December 31, 2011 with the amounts reported in the Form SIPC-7 for the fiscal period from January 1, 2011 through December 31, 2011 covered by the Form SIPC-7 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012

Ernst & Young LLP

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